FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated August 28, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

EARNINGS RELEASE 4Q20 AND 2020



brasilagro

01 EARNINGS RELEASE



Quarter and fiscal year ended June 30, 2020

São Paulo, August 27, 2020 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter and fiscal year ended June 30, 2020 (“4Q20 and 2020”). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

4Q20 and 2020 Conference Call
August 28, 2020

Portuguese
(simultaneous translation into English)

2:00 p.m. (Brasília)
1:00 p.m. (New York)

Link:
http://webcastlite.mziq.com/cover.html?webcastId=eee42d3f-726f-42ec-acf3-f179a95c1a8c

brasilagro

Highlights

2019/20 harvest
315 thousand tons of grains
7.5 thousand tons of cotton
2.2 million tons of sugarcane
2.5 thousand tons in meat production

Acquisition of **33,419 hectares**
New Farms in Bahia and Piauí

Sale of **3,199 hectares** of the **Jatobá Farm**, in Bahia, and the **Alto Taquari Farm**, in Mato Grosso, for **R$84.7 million**.

R$177.6 million
Adjusted EBITDA

R$559.1 million
Net Revenue

R$119.6 million
Net Income

Proposed distribution of **R$42 million** in dividends

PRICE

AGRO3: R$21.09
LND: US$3.76

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro Gama
Elisa Cardoso Castelani
Investor Relations

02 MESSAGE FROM MANAGEMENT



Once again, the strength of agribusiness proved to be fundamental to guarantee food and energy supply to the population during this serious crisis period. During this time, our team went to great lengths to serve our purpose of **producing food responsibly.** We believe we made a difference, not only in food production, but especially in the development of our activities and in people's lives.

Since the beginning of the pandemic in March, we have been taking measures to preserve our employees' health, contribute to the contain the spread of Covid-19 and mitigate its effects on our operations. Our production units in Brazil and Paraguay continue to operate and the results have not been greatly impacted by the pandemic (for further details, please see section Covid-19 of this earnings release).

The results we achieved during the 2019/2020 harvest year (ended June 30, 2020) leaves no doubt that our business model, and the execution of our strategy, were assertive and allowed us to face this turbulent time with great resilience.

We ended our 2019/2020 fiscal year with a Net Income of R$119.6 million and an Adjusted EBITDA of R$177.6 million, all of which reflects our Net Revenue of R$559.1 million, consisting of R$71.5 million from the sale of farms and R$487.6 million from sales of agricultural products ans farm leasings.

During the 2019/2020 fiscal year, we sold 3,199 hectares of land, at a face value of R$84.7 million, corresponding to a R$61.4 million gain and IRRs ranging from 14.3% to 21.4%.

During this year, we had another great achievement, which was the merger with Agrifirma. Agrifirma owned 28,930 agricultural hectares located in the western region of the state of Bahia, which brought synergy and economies of scale with the Bahia cluster operations since the areas are close to the Chaparral and Jatobá Farms, in addition to enabling other financial and commercial benefits.

Another important transaction was the acquisition of Fazenda Serra Grande, located in the municipality of Baixa Grande do Ribeiro, in the state of Piauí. The farm has a total area of 4.5 thousand hectares, of which 2.9 thousand are arable lands to be developed and suitable for cultivating grains.

With the merger of Agrifirma and the acquisition of Fazenda Serra Grande, our portfolio now covers 269,065 hectares, of which 30% are developed, 28% are under development and 42% are land bank.

Still in terms of value generation from real estate assets, we transformed 2.0 thousand hectares in Paraguay, finished the process of transforming 3.2 thousand hectares and transformed another 500 hectares in Brazil.

In 2020, the Company also invested US$1.0 million in the Agriculture Fintech startup Agrofy, focused on developing the agricultural sector's operating chain. This effort seeks innovate and improve the use of technology to achieve higher efficiency and sustainability for the business. The startup is an online marketplace with a complete range of e-commerce solutions, customized to meet the needs of retailers and their partners and channels, seeking for alternative ways to connect farmers and suppliers.

From the agricultural operations point of view, we delivered a strong result, with Adjusted EBITDA from Operations (excluding sale of farms) reaching R$116.2 million, reflecting the sale of 252.4 thousand tons of grains, 4.5 thousand tons of cotton, 2.1 million tons of sugar cane and 5.7 thousand tons of meat during the year.

Periods of crisis bring along many challenges, but they also generate learning and growth opportunities. We ended the 2019/2020 harvest year with many perspectives and prepared for the challenges that lie ahead and began the new year more robust, with more sophisticated tools and processes, certain that we made right decisions and are ready to capture the best opportunities and generate sustainable results.

03 OPERATING PERFORMANCE

Definitions: 4Q19 and 4Q20 – quarters ended June 30, 2019 and 2020, respectively| 2019 and 2020 – twelve-month periods ended June 30, 2019 and 2020, respectively | 2018/2019 Harvest Year – fiscal year began July 1, 2018, and ended June 30, 2019 | 2019/2020 Harvest Year – fiscal year began July 1, 2019, and ended June 30, 2020.

Covid-19

As announced on March 23, through a Notice to the Market the Company has set a plan with several measures – determined by a Prevention and Risk Committee established especifically for this purpose - in order to preserve the health of its employees, help contain Covid-19's spreading and mitigate its effects in our operations.

Key initiatives already taken were the creation of a Prevention and Risk Committee, implementing a remote work routine (home office) and the adoption of several measures and protocols to preserve the safety of all people involved in our operations, following the guidelines established by the Ministry of Health.

Measures were also taken to support our operations and preserve cash, such as:

- contracting new lines of credit and re-evaluating planned investments;

- early delivery of inputs; and

- anticipating sales of agricultural products to ensure the Company a greater storage capacity.

Additionally, as of this date, although we did not record material losses or gains in our 2020 financial results directly related to the pandemic, we continue to monitor possible future impacts due to:

- Exchange rate volatility, of which the Company, as it aimed to guarantee production margins in financial operations, suffered a temporary setback, as shown in the explanatory notes and the Financial Result section of this earnings release;

- Volatility in sugar and ethanol prices and the consequent impact on sugarcane demand and prices: Revenues from sugarcane increased by

20.2% in the annual comparison and 3.7% lower in the quarterly comparison. The decline in the quarter was mainly a reflect of the negative variation in Consecana's prices in the months of April and May versus the same period in the previous year. For the months of June and July, however, Consecana's prices were in line with the prices in 2019. The measures taken by the Company to avoid losses in its sugarcane operations during the 2020 harvest are detailed in the respective section of this earnings release;

- Changes in the expected sugarcane payment cycle arising from negotiations with our clients: up until June 2020 none of our clients missed payments;

- Volatility in other commodity prices;

- In Paraguay, plants were closed as a measure to contain the pandemic. Between March and June 2020, we did not recognize an initially expected revenue, but the products remain in inventory. The amount not recognized in this period (R$3.1 million) is not significant for the Company.

The Company's operations in Brazil and Paraguay continue to operate without any key changes versus what was disclosed. To date, our Financial Statements did not suffer material impacts related to the Covid-19 pandemic. The planning and beginning of the 2020/2021 harvest took into account the current market conditions and attention points are being monitored closely.

BrasilAgro is committed to keeping shareholders and the market in general informed on the evolution of this matter, and any other matter deemed relevant.

Sale of Properties

Sale of Property	Jatobá Farm	Alto Taquari Farm	Alto Taquari Farm	Jatobá Farm
Date of Sale	June/20	May/20	October/19	September/19
Location	Jaborandi - BA	Alto Taquari - MT	Alto Taquari - MT	Jaborandi - BA
Area (hectares)	Total: 1,875 / Arable: 1,500	Total: 105 / Arable: 105	Total: 85 / Arable: 65	Total: 1,134 / Arable: 893
Acquisition Value + CAPEX	R$3.7 MM	R$1.3 MM	R$1.2 MM	R$1.7 MM
Nominal Sale Value[1]	300 bags/ha R$45.0 MM	1,100 bags/ha R$11.0 MM	1,100 bags/ha R$5.5 MM	302 bags/ha R$23.2 MM
Gain[1]	R$41.3 MM	R$9.7 MM	R$4.3 MM	R$21.5 MM
IRR - R$	14.3%	21.1%	21.4%	14.7%

[1] Information as announced in Material Facts. See "Farm Sale" section of this release for accounting details

During the 2019/2020 fiscal year, we sold 3,199 hectares of land, at a nominal value of R$84.7 million, corresponding to a R$67.8 million gain and IRRs ranging from 14.3% to 21.4%.

The nominal IRR considers the acquisition value plus investments in the property, the operation's cash flows, past sales gains and receivables up to the last payment date, adjusted to present value, that is, impacted by interest rate, soybean price and exchange variation projections.

The most recent sales were 1,875 hectares (1,500 arable) from Fazenda Jatobá and 105 hectares (100% arable) from Fazenda Alto Taquari. Nominal values for announced sales were R$45.0 million (300 soybean bags/hectare or approximately R$30,010/hectare) and R$11.0 million (1,100 soybean bags/hectare or approximately R$105,000/hectare), respectively. The values of the areas of each farm, according to an assessment carried out by Deloitte in July 2019, were R$24.4 million and R$5.1 million, respectively.

Property Portfolio

The Company's property portfolio consisted of 269,065 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	14,930	11,590
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,103	3,503
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,051
4	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II[(1)]	Ribeiro Gonçalves / PI	nov/13	Grains	7,500	7,500
8	Moroti (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,585	34,673
9	Partnership III[(2)]	Alto Taquari / MT	may/15	Sugarcane	5,624	5,624
10	Partnership IV[(3)]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V[(4)]	São Félix do Araguaia / MT	aug/18	Grains	20,138	20,138
13	Arrojadinho Farm[(5)]	Jaborandi / BA	jan/20	Grains	16,642	10,306
14	Rio do Meio Farm[(6)]	Correntina / BA	jan/20	Grains	12,288	8,501
15	Partnership VII[(7)]	Baixa Grande do Ribeiro / PI	may/20	Grains	5,473	5,473
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4,489	2,904
	Total				**269,065**	**196,100**

(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(6) Farm acquired through the merger of Agrifirma.
(7) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.



Land Ownership
Total area
20%
80%
Arable area
27%
73%
2019/2020 production area
46%
54%
Ownership Area
Leasing

The current mix between own and leased areas of the total production area allows greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Development Areas

During the 2019/2020 harvest year, we concluded the transformation process of 3,200 hectares, which was initiated during the previous harvest, and transformed another 2,500 hectares. Thus, we accumulated a total transformed area of 131,200 hectares in 12 years of operation. This represents an **average growth of 27% in portfolio transformation**, which is the main valuation index of our properties.

PORTFOLIO EVOLUTION


6%
94%
8%
39%
53%
22%
23%
55%
30%
28%
42%
06/07
10/11
14/15
19/20
undeveloped
under development
developed

LEVEL OF DEVELOPMENT BY FARM


Serra Grande
Rio do Meio
Arrojadinho
São José
Paraguai
Preferência
Nova Buriti
Chaparral
Araucária
Alto Taquari
Jatobá
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
undeveloped
under development
developed

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2020, the market value of our portfolio was R$1.9 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

The market value of our portfolio according to the evaluation made by Deloitte Touche Tohmatsu, a consulting firm hired to conduct a market valuation of our properties, was R$1.5 billion on July 31, 2019. Such amount excludes the newly acquired Serra Grande Farm.

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu:

	LOCATION	Area 06/30/2019 (hectares)	Area 06/30/2020 (hectares)	Internal Appraisal (R$ thousand)		Independent Appraisal (R$ thousand)	
				06/30/2019	06/30/2020	06/30/2018	07/31/2019 [1]
Jatobá Farm	Bahia	18,073	14,930	231,646	242,503	376,040	192,612
Alto Taquari Farm	Mato Grosso	5,291	5,103	174,580	194,504	125,910	127,322
Araucária Farm	Goiás	5,534	5,534	163,008	190,276	135,170	141,169
Chaparral Farm	Bahia	37,182	37,182	373,014	417,660	397,500	417,717
Nova Buriti Farm	Minas Gerais	24,212	24,212	35,822	35,313	23,180	24,167
Preferência Farm	Bahia	17,799	17,799	65,172	68,160	61,510	67,671
São José Farm	Maranhão	17,566	17,566	211,988	247,572	168,260	175,293
Arrojadinho Farm	Bahia	-	16,642	-	88,482	-	84,825
Rio do Meio Farm	Bahia	-	12,288	-	123,129	-	120,791
Serra Grande Farm	Piauí	-	4,489	-	30,273	-	-
Morotí (Paraguay)	Chaco Paraguay	59,585	59,585	216,018	235,270	190,954	191,331
Total		**185,242**	**215,330**	**1,471,248**	**1,873,142**	**1,478,524**	**1,542,898**

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.

Agricultural Operations

AREA

The table below shows the breakdown of the growing by farm in the 2019/2020 Harvest.

Area in Production by Farm 19/20 Harvest (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Bean 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	2,447	78	784		663					3,972
Araucária Farm	2,475		1,356							3,831
Partnership III Farm	5,048	453	300							5,801
São José Farm and Partnership IV Farm	16,830	1,838	4,836	580	631					24,715
Jatobá Farm							4,313		7,619	11,932
Chaparral Farm			9,552			301	3,085	1,713	4,598	19,249
Preferência Farm							6,344	0	134	6,478
Partnership II Farm			5,685	1,627	296					7,608
Partnership V Farm			20,143		16,023	1,459				37,625
Arrojadinho Farm [2]			2,896			864				3,760
Rio do Meio Farm [2]									8,043	8,043
Partnership VII Farm			2,504	2,642	281					5,427
Moroti[1] (Paraguay)			6,286	2,196			3,064		3,167	14,713
Total	**26,800**	**2,369**	**54,342**	**7,045**	**17,894**	**2,624**	**16,806**	**1,713**	**23,561**	**153,154**

(1) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.

(2) The Farm was acquired through the merger of Agrifirma.

Area in Production by product (ha)	18/19 Harvest	19/20 Harvest	19/20 Harvest Participation (%)	Change (%)
Grains	66,899	81,905	53.5%	22.4%
Soybean	51,843	54,342	35.5%	4.8%
Corn and Corn 2nd Crop	15,056	24,939	16.3%	65.6%
Bean 2nd Crop	-	2,624	1.7%	n.a.
Sugarcane	31,832	29,169	19.0%	-8.4%
Pasture	17,771	16,806	11.0%	-5.4%
Cotton	1,580	1,713	1.1%	n.a.
Other	16,869	23,561	15.4%	39.7%
Total	**134,951**	**153,154**	**100.0%**	**13.5%**

Area in Production by Land Ownership (ha)	18/19 Harvest	19/20 Harvest	19/20 Harvest Participation (%)	Change (%)
Own Area	71,134	81,978	53.5%	15.2%
Operated by BrasilAgro	57,014	60,106	39.2%	5.4%
Leased to third parties	14,120	21,872	14.3%	54.9%
Leased area	63,817	71,176	46.5%	11.5%
Total	**134,951**	**153,154**	**100.0%**	**13.5%**

PRODUCTION

Grains

We finished harvesting grains for 2019/2020 harvest year. Below is the result of our production:

Production per product (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)	19/20 Harvest Realized	Change (%)
Soybean	154,474	158,606	2.7%	160,425	1.1%
Corn	15,761	29,826	89.2%	41,710	39.8%
Corn - 2nd Crop	58,377	101,470	73.8%	106,734	5.2%
Bean - 2nd Crop	-	7,843	n.a.	6,100	-22.2%
Total	**228,612**	**297,745**	**30.2%**	**314,969**	**5.8%**

Below we comment on the productivity of each crop:

Soybean

Soybean production for the 2019/2020 harvest was 3,109 kg/ha, 1% higher than the initial estimate.

In Brazil, soybean production surpassed the initial estimate by 3.9% and was 10.4% higher than the previous harvest. In Paraguay, the negative variation of 68.5% in relation to the initial estimate was due to losses caused by climate, but it is important to note that 75.0% of the financial loss will be offset by the Company's agricultural insurance coverage.

Soybean Productivity (Kg/ha)	18/19 Harvest Realized (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (C)	Change C/A (%)	Change C/B (%)
Brazil	2,925	3,109	3,230	10.4%	3.9%
Paraguay	3,500	2,906	916	-73.8%	-68.5%

Soybean Productivity (Kg/ha)	Brazil
New Area - 1st and 2nd year	2,639
Under Development Area - 3rd and 4th year	2,913
Developed Area - Above 4th year	3,284

Due to the mentioned losses in Paraguay it is not possible to accurately measure its productivity considering the level of land development for the 2019/2020 harvest year.

Corn

In Brazil, corn production surpassed the initial estimate by 2.8% and was 57.8% higher than the previous harvest. In Paraguay, the negative variation of 55.6% in relation to the initial estimate was due to losses caused by climate, but it is important to note that 24.0% of the financial loss will be offset by the Company's agricultural insurance coverage.

Corn Productivity (Kg/ha)	18/19 Harvest Realized (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (C)	Change C/A (%)	Change C/B (%)
Crop - Brazil	4,808	7,378	7,586	57.8%	2.8%
2nd Crop - Brazil	5,351	5,978	5,986	11.9%	0.1%
Crop - Paraguay	3,687	5,000	2,219	-39.8%	-55.6%

Beans

The Arrojadinho and Rio do Meio farms, acquired as part of the merger with Agrifirma, have relevant areas for bean growing. Due to business conditions, the Company also allocated second harvest areas to Chaparral and Parceria V Farms for such crop.

Production was 22.2% lower than the estimate because we decided to increase Fazenda Parceria V's area by 45% during the planting season. However, during the crop's development, climate factors were below the ideal standards.

Bean Productivity (Kg/ha)	19/20 Harvest Estimated	19/20 Harvest Realized	Change (%)
2nd Crop - Brazil	2,989	2,325	-22.2%

Cotton

Production (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)	19/20 Harvest Realized	Change (%)
Cotton	4,875	8,152	67.2%	7,452	-8.6%

Climatic conditions in Bahia were unfavorable for the crop during the planting season and therefore we reduced the cotton planting area by 15.0% in relation to the initial estimate.

As of the date of this earnings release, we had harvested 62.6% of the cultivated area and the production is 7.4% higher than estimated.

Cotton Productivity (Kg/ha)	18/19 Harvest Realized (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (C)	Change C/A (%)	Change C/B (%)
Crop - Brazil	3,086	4,050	4,350	41.0%	7.4%

Sugarcane

Sugarcane Harvest Year Result	2019 Harvest Realized (Apr/01 to Nov/30) (A)	2020 Harvest Estimated (Apr/01 to Nov/30) (B)	Change B/A (%)	2020 Harvest Realized (Apr/01 to Nov/30) (C)	Change C/B (%)
Tons harvested	2,171,920	2,160,539	-0.5%	712,493	-67.0%
Hectares harvested	26,075	26,800	2.8%	7,917	-70.5%
TCH - Harvest tons per hectares	83.30	80.62	-3.2%	90.00	11.6%

We began harvesting sugarcane in April 2020. So far, 712,500 tons of sugarcane was harvested, corresponding to a TCH (harvest tons per hectare) of 90.0.

The Company remains alert to the impacts that the COVID-19 pandemic and the oil crisis may have on sugarcane prices. Until now, the drop in ethanol prices initially caused by the reasons already mentioned has been partially offset by good yields from our production. In view of the price volatility presented, the Company marginally reduced sugarcane area and maintained production estimate for the 2020 harvest. Any substantial changes will be announced in a timely manner.

Sugarcane Accounting Year Result	2019 (Jul/01 to Jun/30)	2020 (Jul/01 to Jun/30)	Change (%)
Tons harvested	1,932,235	2,281,197	18.1%
Hectares harvested	28,416	26,415	-7.0%
TCH - Harvest tons per hectares	68.00	86.36	27.0%

Cattle Raising

Cattle Raising	18/19 Harvest (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (C)	Change C/A (%)	Change C/B (%)
Hectares	13,351	13,721	13,721	2.8%	0.0%
Number of heads	20,865	17,983	15,064	-27.8%	-16.2%
Meat production (kg)	2,803,685	2,687,005	2,484,983	-11.4%	-7.5%
Weight Gain per Day	0.53	0.47	0.49	-8.1%	4.7%
Weight Gain per hectare	210.00	195.83	181.11	-13.8%	-7.5%

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 15,100 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 13,721 hectares of already active pasture in Brazil and Paraguay. We reduced our beef production estimate in relation to what was previously announced as the increase in beef prices changed the Company's initial strategy to purchase calves.

In addition to the 13,721 hectares estimated for active pasture in 2020, the Company has 3,085 hectares of pasture at the Chaparral Farm, which is part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

The lower weight gain per day for the 2019/2020 harvest compared to the previous harvest was due to changes in management strategies in each farm in order to improve the margin of this activity.

Other

In order to improve the Company's results, mitigate operating risks and as a real estate strategy, in 2020, we leased 21,872 hectares to third parties in the state of Bahia and in Paraguay. The areas were leased to local farmers and the contracts have a duration of up to 5 years with a value of up to 18% of production, and

the minimum value is 5 soybean bags per hectare. In 2020, the average contract amounts corresponded to 15.5% of production and generated net revenues of R$14.7 million for the Company in the period.

In addition, we have 1,689 hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.



04 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Merger of Agrifirma

On January 27, 2020, we concluded the merger of Agrifirma into the Company, initially announced on November 22, 2019. The completion of this agreement granted BrasilAgro the control and consolidation of Grupo Agrifirma operations, which is made up of Agrifirma Brasil Agropecuária S.A and its subsidiaries. As of 3Q20, our financial statements demonstrate the impacts of the transaction, commented whenever relevant in each section of this earnings release.

In 4Q20, the adjustment in the Exchange Ratio of the initial agreement was defined and accounted for. A return of 663,480 shares to BrasilAgro was determined, reflecting the variation between the shareholders' equity of each Company from the beginning of the negotiations until the conclusion of the transaction. This return will be a portion in shares and a portion in subscription bonuses.

Accounting details for this information and the entire transaction are available in Explanatory Note 1.6 of our annual Financial Statements.

As a result of this transaction, we added 28,930 hectares (valued by Deloitte at R$205.6 million) to our property portfolio. The incorporated areas are located in the western region of the state of Bahia, nearby the Jatobá and Chaparral farms and are suitable for grains and livestock, in addition to having relevant irrigation potential, which translates into gains in scale, synergy with our existing operations and dilution of administrative costs.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Net Income	**33,951**	**37,003**	**-8.2%**	**119,554**	**177,079**	**-32.5%**
Interest	5,842	(14,763)	n.a.	30,755	(12,922)	n.a.
Taxes	967	132	632.6%	13,975	22,719	-38.5%
Depreciations and amortizations	8,551	2,232	283.1%	30,153	23,078	30.7%
Amortization adjustments - IFRS 16	30,096	-	n.a.	30,096	-	n.a.
EBITDA	**79,407**	**24,604**	**222.7%**	**224,533**	**209,954**	**6.9%**

Adjusted EBITDA (R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Net Income	**33,951**	**37,003**	**-8.2%**	**119,554**	**177,079**	**-32.5%**
Interest	5,842	(14,763)	n.a.	30,755	(12,922)	n.a.
Taxes	967	132	632.6%	13,975	22,719	-38.5%
Depreciations and Amortizations	8,551	2,232	283.1%	30,153	23,078	30.7%
Amortization adjustments - IFRS 16	30,096	-	n.a.	30,096	-	n.a.
Equity pick-up	61	42	45.2%	150	(1,102)	n.a.
Other operating income/expenses, net	(2)	(39)	-94.9%	(14)	(174)	-92.0%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	18,417	11,670	57.8%	(22,070)	(8,407)	162.5%
Derivatives Results	1,239	(3,086)	n.a.	(25,026)	4,476	n.a.
Adjusted EBITDA	**99,122**	**33,191**	**198.6%**	**177,573**	**204,747**	**-13.3%**

EBITDA and Adjusted EBITDA of Operations

EBITDA (R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Net Income excluding farm sale	**34,130**	**-1,575**	**n.a.**	**58,134**	**34,268**	**69.6%**
Interest	31,990	5,767	n.a.	30,755	(12,922)	n.a.
Taxes	6,188	13,931	-55.6%	13,975	22,719	-38.5%
Depreciations and amortizations	18,181	11,454	58.7%	30,153	23,078	30.7%
Amortization adjustments - IFRS 16	30,096	-	n.a.	30,096	-	n.a.
EBITDA	**90,489**	**29,577**	**205.9%**	**133,017**	**67,143**	**98.1%**

Adjusted EBITDA (R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Net Income excluding farm sale	**34,130**	**-1,575**	**n.a.**	**58,134**	**34,268**	**69.6%**
Interest	31,990	5,767	n.a.	30,755	(12,922)	n.a.
Taxes	6,188	13,931	-55.6%	13,975	22,719	-38.5%
Depreciations and amortizations	30,153	23,078	30.7%	30,153	23,078	30.7%
Amortization adjustments - IFRS 16	18,124	(11,624)	n.a.	30,096	0	n.a.
Equity pick-up	110	(1,149)	n.a.	150	(1,102)	n.a.
Other operating income/expenses	(13)	(136)	-90.4%	(14)	(174)	-92.0%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(16,659)	1,895	n.a.	(22,070)	(8,407)	162.5%
Derivatives Results	(27,875)	6,609	n.a.	(25,026)	4,476	n.a.
Adjusted EBITDA	**76,148**	**36,796**	**106.9%**	**116,153**	**61,936**	**87.5%**

Due to the high volatility of the dollar at the end of 9M20, which was mainly caused by the Covid-19 pandemic, we had a negative impact with derivative operations. In 2020, we recorded a negative EBITDA of R$25.0 million, of which a negative R$35.1 million was related to currency operations and a positive R$10.1 million was related to commodity operations. However, this impact will be largely neutralized in cash, as the company's assets, such as inventories and biological assets, are settled.

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Total	**205,906**	**198,259**	**3.9%**	**559,060**	**535,132**	**4.5%**
Farms Sale	47,440	47,017	0.9%	71,492	177,222	-59.7%
Soybean	83,891	95,481	-12.1%	195,207	161,719	20.7%
Corn	10,021	2,357	325.2%	35,026	10,016	249.7%
Bean	1,052	-	n.a.	3,180	-	n.a.
Cotton	176	-	n.a.	13,052	-	n.a.
Sugarcane	42,842	44,350	-3.4%	192,942	160,476	20.2%
Cattle Raising	12,063	5,753	109.7%	32,674	16,795	94.5%
Leasing	8,198	3,391	141.8%	14,680	8,520	72.3%
Others	223	(90)	n.a.	807	384	n.a.

Net revenue from sales reached R$559.1 million in 2020, 4.5% higher in the annual comparison.

SALE OF FARMS

In 2020, we recorded the sales of two parts of Fazenda Jatobá and two parts of Fazenda Alto Taquari, agricultural properties located in the municipalities of Jaborandi, Bahia, and Alto Taquari, Mato Grosso, respectively. The sale was for:

1. 1,875 hectares (1,500 arable) of Fazenda Jatobá, at nominal value of R$43.9 million (approximately R$30,010/arable hectare) in June 2020;
2. 105 hectares (105 arable) of Fazenda Jatobá, at nominal value of R$43.9 million (approximately R$30,010/arable hectare) in May 2020;
3. 1,134 hectares (893 arable) of Fazenda Jatobá, at nominal value of R$22.7 million (approximately R$25,961/arable hectare) in October 2019;
4. 85 hectares (65 arable) of Fazenda Jatobá, at nominal value of R$5.5 million (approximately R$84,817/arable hectare) in September 2019;

In the same period of the previous year, we recoded R$238.4 million (nominal value adjusted to present value) referring to the sale of 13,011 hectares (10,061 arable) also from the Jatobá (BA) and Alto Taquari (MT) farms.

The table below shows the revenue from the sale of properties:

Farm Sales (R$ thousand)	Jatobá (Jun/20)	Alto Taquari (May/20)	Jatobá (Oct/19)	Alto Taquari (Sep/19)	2020	2019	Change 2020/2019
Nominal Value of Sale	43,979	11,037	22,650	5,513	83,179	238,414	-65.1%
Present Value Adjustment	(6,060)	(1,516)	(3,676)	(435)	(11,687)	(61,192)	-80.9%
Revenue from Farms Sale	**37,919**	**9,521**	**18,974**	**5,078**	**71,492**	**177,222**	**-59.7%**
Sales Taxes	(1,384)	(348)	(693)	(185)	(2,610)	(6,469)	-59.7%
Selling Costs	(3,759)	(1,225)	(1,709)	(769)	(7,462)	(27,941)	-73.3%
Farm Sale Gain	**32,776**	**7,948**	**16,572**	**4,124**	**61,420**	**142,812**	**-57.0%**

The variation in the amounts announced through a Material Fact and the recorded values from sales indicate the possibility of changes in prices due to differences between the estimated arable hectares and the actual arable hectares recorded in the final measuring. This possibility is remote and is considered as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. Thus, in order to represent the risk of revenue reversal, the Company did not record the 2.3% related to the amount previously announced until the final measuring of the negotiated area. According to the rule, the same impact is reflected in the book value of acquisition cost of the sold area.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Total	**158,466**	**151,242**	**4.8%**	**487,568**	**357,910**	**36.2%**
Soybean	83,891	95,481	-12.1%	195,207	161,719	20.7%
Corn	10,021	2,357	325.2%	35,026	10,016	249.7%
Bean	1,052	-	n.a.	3,180	-	n.a.
Cotton	176	-	n.a.	13,052	-	n.a.
Sugarcane	42,842	44,350	-3.4%	192,942	160,476	20.2%
Cattle Raising	12,063	5,753	109.7%	32,674	16,795	94.5%
Leasing	8,198	3,391	141.8%	14,680	8,520	72.3%
Others	223	(90)	n.a.	807	384	n.a.

Quantity sold (tons)	4Q20	4Q19	Change	2020	2019	Change
Total	**708,736**	**643,899**	**10.1%**	**2,325,208**	**1,943,770**	**19.6%**
Soybean	67,984	86,261	-21.2%	166,145	137,115	21.2%
Corn	19,143	5,028	280.8%	84,686	21,340	296.8%
Bean	126	-	n.a.	1,555	-	n.a.
Cotton	107	-	n.a.	4,475	-	n.a.
Sugarcane	619,374	550,848	12.4%	2,062,354	1,781,229	15.8%
Cattle Raising	1,945	1,149	69.2%	5,717	3,412	67.5%
Others	58	614	-90.6%	277	675	-59.0%

Soybean revenue increased by R$33.5 million in 2020 compared to 2019, from R$161.7 million, related to the sale of 137,100 tons at R$1,179.44 per ton, to R$195.2 million, related the sale of 166,100 tons at R$1,174.92 per ton.

Corn revenue in 2020 increased by R$25.0 million compared to 2019, from R$10.0 million, related to the sale of 21,300 tons at R$469.36 per ton, to R$35.0 million, related to the sale of 84,700 tons at R$413.60 per ton.

The increase in the volume of grains sold reflects the absorption of new production areas. In contrast, the prices practiced in each region impact revenue per ton as they consider factors such as the distance for production outflow. In this sense, there was an impact in 2020 over 2019, chiefly due to the production volume added by Fazenda Parceria V farm, located in the state of Mato Grosso. In 2020, the incorporation of the Arrojadinho and Rio do Meio farms increased soybean and bean revenues.

Sugarcane revenue in 2020 increased by R$32.5 million compared to 2019, from R$160.5 million, related to the sale of 1.8 million tons at R$90.09 per ton, to R$192.9

million, related to the sale of 2.1 million tons at R$93.55 per ton. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS per ton of harvested sugarcane, from 0.639 R$/kg in 2019 to 0.672 R$/kg in 2020.

Cattle-raising revenue in 2020 increased by R$15.9 million compared to 2019, from R$16.8 million, related to the sale of 8,750 head of cattle at R$5.18 per kilo, to R$32.7 million, related to the sale of 15,159 head of cattle at R$5.72 per kilo.

Leasing revenue reached R$14.7 million in 2020 and refers to third-party leases of farms. The contracts have a lease term of up to 5 years, with a price of up to 18% of production, and the minimum price is 5 soybean bags per hectare.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss 06/30/20
Gains and losses in agricultural products	63,779	3,286	13,473	(347)	61,262	(1,298)	(1,855)	138,300
Gains and losses in biological assets	878	264	4,610	1,720	14,598	-	-	22,070
Change in fair value of biological assets and agricultural products	**64,657**	**3,550**	**18,083**	**1,373**	**75,860**	**(1,298)**	**(1,855)**	**160,370**

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss 06/30/20
Area (hectares)	51,596	6,165	8,960	1,285	26,415	13,721	4,270	112,412
Production (Tons or Meat Kgs)	160,425	35,371	59,454	4,568	2,281,197	2,484,983	3,748	5,029,746
Yield (Ton./ha) (Kg/Head)	-	-	-	-	-	15,064	-	15,064
Livestock - head of cattle	3.11	5.74	6.64	3.55	86.36	164.96	0.88	44.74
Production fair value (R$ thousand)	222,546	24,724	36,747	9,957	212,523	16,862	7,782	531,141
Production Cost (R$ thousand)	(158,767)	(21,438)	(23,274)	(10,304)	(151,261)	(18,160)	(9,637)	(392,841)
Gain and losses in agricultural products (R$ thousand)	**63,779**	**3,286**	**13,473**	**(347)**	**61,262**	**(1,298)**	**(1,855)**	**138,300**

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

Period ended June 30, 2019	2018/2019 Harvest (Jul to Dec/2018)	2018/2019 Harvest (Jan to Jun/2019)	Total
Net Revenue	115,113	45,363	160,476
Cost of sales	(97,475)	(44,828)	(142,303)
Gain (loss) of agricultural products	16,497	11,161	27,658
Total	**34,135**	**11,696**	**45,831**
Produced Tons	1,329,019	603,216	1,932,235

Period ended June 30, 2020	2019/2020 Harvest (Jul to Dec/2019)	2019/2020 Harvest (Jan to Jun/2020)	Total
Net Revenue	150,100	42,842	192,942
Cost of sales	(131,812)	(52,998)	(184,810)
Gain (loss) of agricultural products	51,683	9,579	61,262
Total	**69,971**	**(577)**	**69,394**
Produced Tons	1,568,704	712,493	2,281,197

Sugarcane Harvest Year	2019 Harvest (Jan to Dec/2019)	2020 Harvest (Jan to Dec/2020)	Change
Net Revenue	195,463	42,842	-78.1%
Cost of sales	(176,640)	(52,998)	-70.0%
Gain (loss) of agricultural products	62,844	9,579	-84.8%
Total	**81,667**	**(577)**	**-100.7%**
Produced Tons	2,171,920	712,493	-67.2%

[1] 2020 Sugarcane Harvest started April/2020

We ended the 2019 sugarcane harvest in December with a 23.2% increase in volume and a 38.2% increase in net revenue in relation to the previous harvest. Revenue increased quarter on quarter due to the adjustment to the average TRS (total recoverable sugar) of the harvest during this quarter. This good result was due to the higher prices of TRS (total recoverable sugar) and Consecana. In April 2020, we began the 2020 sugarcane harvest season.

Loss from cattle raising corresponded to R$1.1 million, with a production of 2.5 tonnes of meat, 11.4% lower than last year. In Brazil, we had a positive result of R$3.7 million, but recorded losses of R$4.8 million in Paraguay.

Cattle Raising	2020	2019	Change
Net Revenue	32,674	16,795	94.5%
Cost of sales	(32,436)	(17,118)	89.5%
Gain (loss) of agricultural products	(1,298)	1,594	-181.4%
Total	**(1,061)**	**1,271**	**n.a.**
Produced Kgs	2,484,983	2,803,685	-11.4%

Gains or losses of biological assets

Biological Assets	Soybean	Corn (crop)	Corn (2nd crop)	Cotton	Sugarcane	Gain / Loss 06/30/20
Area (hectares)	-	-	9,836	1,404	26,959	38,199
Production (Tons)	-	-	57,485	5,894	2,275,478	2,338,857
Yield (Ton./ha)	-	-	5.84	4.20	84.41	61.23
Biological Assets (R$ thousand)	**878**	**264**	**4,610**	**1,720**	**14,598**	**22,070**

Biological assets correspond to agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2020.

IMPAIRMENT, NET

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On June 30, 2020, the recognized amount corresponded to a loss of R$4.2 million, impacted by the price of commodities on the marking dates.

PRODUCTION COST

19/20 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Bean	Cotton	Sugarcane	Cattle Raising
Variable costs	**74%**	**70%**	**100%**	**98%**	**91%**	**65%**	**43%**
Seeds	10%	17%	24%	12%	9%	0%	0%
Fertilizers	20%	25%	32%	12%	17%	10%	0%
Defensives	24%	11%	10%	41%	33%	5%	0%
Agricultural services	17%	14%	33%	29%	32%	41%	0%
Fuels and Lubricants	2%	2%	0%	4%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	7%
Animal Feed	0%	0%	0%	0%	0%	0%	30%
Others	1%	0%	0%	0%	0%	0%	7%
Fixed costs	**26%**	**30%**	**0%**	**2%**	**9%**	**35%**	**57%**
Labor	6%	8%	0%	2%	2%	4%	32%
Depreciation and amortization	19%	22%	0%	0%	7%	25%	15%
Leasing	1%	1%	0%	0%	0%	0%	0%
Others	0%	0%	0%	0%	0%	6%	9%

(R$ / ha)	18/19 Harvest Realized (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized[2] (C)	Change C/A (%)	Change C/B (%)
Soybean[(1)]	2,747	2,950	3,077	12.0%	4.3%
Corn[(1)]	2,578	2,366	2,894	12.3%	22.3%
Corn 2nd Crop	1,357	1,585	1,558	14.8%	-1.7%
Cotton	8,286	8,877	8,745	5.5%	-1.5%
Sugarcane	5,307	5,726	5,726	7.9%	0.0%

(1) includes area opening amortization

(2) On the date of disclosure of this release corn and soybean harvests were closed, but 2nd crop corn, cotton and sugarcane information are forecasts that may change until the next quarter

COST OF GOODS SOLD

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Cost of Goods Sold	**(138,966)**	**(137,644)**	**1.0%**	**(387,125)**	**(280,051)**	**38.2%**
Soybean	(61,550)	(88,833)	-30.7%	(165,510)	(125,173)	32.2%
Corn	(6,088)	(4,393)	38.6%	(27,332)	(11,101)	146.2%
Bean	(5,262)	-	n.a.	(6,835)	-	n.a.
Cotton	(481)	-	n.a.	(14,320)	-	n.a.
Sugarcane	(48,344)	(37,857)	27.7%	(133,029)	(123,243)	7.9%
Cattle Raising	(11,839)	(5,793)	104.4%	(32,436)	(17,118)	89.5%
Leasing	(3,544)	(585)	505.8%	(4,876)	(1,788)	172.7%
Others	(1,858)	(183)	914.1%	(2,787)	(1,628)	71.1%

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Realization of the Fair Value of Biological Assets	**(35,242)**	**(8,859)**	**297.8%**	**(96,689)**	**(39,163)**	**146.9%**
Soybean	(27,256)	(1,863)	1362.8%	(40,781)	(22,567)	80.7%
Corn	(3,357)	1,812	n.a.	(5,347)	2,185	n.a.
Cotton	(18)	-	n.a.	791	-	n.a.
Sugarcane	(4,629)	(8,822)	-47.5%	(51,781)	(19,060)	171.7%
Others	19	14	35.0%	430	279	54.1%

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Total Cost of Goods Sold	**(174,207)**	**(146,503)**	**18.9%**	**(483,813)**	**(319,214)**	**51.6%**
Soybean	(88,807)	(90,696)	-2.1%	(206,292)	(147,740)	39.6%
Corn	(9,445)	(2,581)	265.9%	(32,679)	(8,916)	266.5%
Bean	(5,262)	-	n.a.	(6,835)	-	n.a.
Cotton	(499)	-	n.a.	(13,529)	-	n.a.
Sugarcane	(52,973)	(46,679)	13.5%	(184,810)	(142,303)	29.9%
Cattle Raising	(11,839)	(5,793)	104.4%	(32,436)	(17,118)	89.5%
Leasing	(3,544)	(585)	505.8%	(4,876)	(1,788)	172.7%
Others	(1,838)	(169)	987.8%	(2,356)	(1,349)	74.7%

Due to adjustments to the fair value of agricultural products, year-over-year changes in unit costs are directly linked to the market price of commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

Soybean COGS increased by R$40.3 million in 2020 compared to the previous year, from R$125.2 million, related to the sale of 137,100 tons at R$912.91 per ton, to R$165.5 million, related to the sale of 166,100 tons at R$996.18 per ton. Cost is impacted by changes in volume sold, variation in fertilizer prices, which are impacted by freight and exchange rates, and the sale of farms, which reduces crop growing in mature areas in period, consequently reducing the average productivity per hectare.

Corn COGS increased by R$16.2 million in 2020 over the previous year, from R$11.1 million, related to the sale of 21,300 tons at R$520.21 per ton, to R$27.3 million, related to the of 84,700 tons at R$322.74 per ton. The decrease in corn cost was due to the higher volume sold and the consequent dilution of fixed cost.

Sugarcane COGS increased by R$9.8 million in 2020 over the previous year, from R$123.2 million, related to the sale of 1.8 million tons at R$69,19 per ton, to R$133.0 million, related to the sale of 2.1 million tons at R$64.50 per ton of sugarcane. The decrease in cost per tonne is mainly due to improved productivity at the São José Farm, which increased dilution of cost.

Cattle-raising COGS increased R$15.3 million in 2020 over 2019, from R$17.1 million, related to the sale of 8,750 head of cattle at R$2.0 thousand per head, to R$32.4 million related to the sale of 15,159 head of cattle at R$2.1 thousand per head.

SELLING EXPENSES

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Selling expenses	**(9,156)**	**(4,438)**	**106.3%**	**(14,301)**	**(10,536)**	**35.7%**
Freight	(5,751)	(4,236)	35.7%	(8,589)	(7,185)	19.5%
Storage and Processing	(2,043)	(1,291)	58.3%	(6,944)	(3,142)	121.0%
Fees	(21)	-	n.a.	(116)	(37)	213.5%
Provision for doubtful accounts	(903)	378	n.a.	2,601	(530)	n.a.
Others	(438)	711	n.a.	(1,253)	358	n.a.

In 2020, we recorded R$14.3 million in selling expenses. The increase of R$3.8 million over 2019 was a result of the reversal of provision for doubtful accounts in the year, impacted by the Agrifirma merger.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
General and administrative expenses	**(15,893)**	**(14,273)**	**11.4%**	**(43,890)**	**(38,812)**	**13.1%**
Depreciations and amortizations	(446)	(152)	192.4%	(1,512)	(584)	158.7%
Personnel expenses	(12,077)	(11,961)	1.0%	(30,681)	(28,678)	7.0%
Expenses with services providers	(1,701)	(418)	306.7%	(5,593)	(3,449)	62.2%
Leases and Rents	43	(173)	n.a.	(175)	(803)	-78.2%
Taxes	(202)	(104)	94.2%	(1,384)	(1,265)	9.4%
Travel expenses	(109)	(322)	-66.2%	(672)	(925)	-27.3%
Software expenses	(608)	(325)	87.1%	(1,490)	(992)	50.2%
Other expenses	(793)	(818)	-3.0%	(2,383)	(2,116)	12.6%

In 2020, general and administrative expenses rose by 13.1% over the previous year, from R$38.8 million to R$43.9 million. Higher depreciation and lower lease and rental expenses reflect the lease reclassifications made based on IFRS 16. The increase in personnel expenses was due to the payment of taxes related to the Long-Term Stock Option Incentive Plan approved by the Company in 2017. The increase with service providers was due to the Agrifirma merger. Finally, software expenses were impacted by the increase in the dollar.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Other operating income/expenses	**3,278**	**(507)**	**n.a.**	**1,231**	**(1,064)**	**n.a.**
Gain/Loss on sale of fixed assets	(57)	(67)	-14.9%	(151)	(64)	135.9%
Provisions for lawsuits	(19)	(19)	0.0%	(601)	383	n.a.
Subscription bonus	(5,177)	-	n.a.	(1,053)	-	n.a.
Agricultural insurance compensation	6,315	-	n.a.	6,315	-	n.a.
Expenses from Agrifirma's Acquisition	(698)	-	n.a.	(2,530)	-	n.a.
Others	2,914	(421)	n.a.	(749)	(1,383)	-45.8%

In 2020, the merger with Agrifirma impacted other operating income and expenses, mainly due to transaction costs, shown in the "Others" line in the table above, and the issue of subscription warrants. On June 30, R$3.4 million of other expenses were reclassified as cost of product sold (COGS).

In the 4Q20 we recognized R$6.3 million as insurance compensation due to the losses in Paraguay caused by climate conditions.

It is worth noting that, within the scope of the transaction, the subscription warrants serve as collateral for the 2-year lockup period, taking into consideration the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholder.

FINANCIAL RESULT

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Total	**(5,842)**	**14,763**	**n.a.**	**(30,755)**	**12,922**	**n.a.**
Interest (i)	(6,330)	(3,297)	92.0%	(21,629)	(17,549)	23.2%
Exchange vartiation (ii)	(2,033)	(526)	286.5%	(1,727)	(614)	181.3%
Present value adjustment (iii)	13,213	15,729	-16.0%	37,535	11,523	225.7%
Derivative operations results (iv)	(10,963)	2,469	n.a.	(48,168)	15,683	n.a.
Other financial income / expenses (v)	271	388	-30.2%	3,234	3,879	-16.6%

The consolidated financial result is composed of: (i) interest on financing; (ii) exchange variation on the offshore account; (iii) the present value of sales receivables from the Araucária, Alto Taquari and Jatobá Farms, fixed in soybean bags, and the leasing of sugarcane areas; (iv) the result from hedge operations; and (v) bank fees and expenses and income from cash investments and cash equivalents.

The restatement of fair value, in the amount of R$37.5 million in 2020, shows the variation in the amount to be received due to the sales of the Araucária, Jatobá and Alto Taquari farms, fixed in soybean bags, and the variation of Consecana's price in the lease of the Parceria IV farm.

The derivatives result reflects the commodities hedge operations result of commodities and dollar FX operations, aiming to reduce the volatility of the Company's exposure, since our revenues, inventories, biological assets and farm receivables have a positive correlation with commodities prices and the U.S. dollar. In 2020, the result of derivative transactions was a negative R$48.2 million, of which R$68.8 million are related to currency operations and R$20.9 million are related to operations with commodities. In 2019, derivative operations totaled R$15.7 million, of which R$10.1 million are related to currency operations and R$5.6 million to operations with commodities.

Due to the high volatility of the U.S. dollar exchange rate in the past few months, which was mainly caused by the Covid-19 pandemic, we had a negative impact in derivative operations. However, this negative impact will be greatly offset by our cash accounts as assets, such as inventories, biological assets and receivables from farm sales, are sold by the Company in the following months.

The Company's cash position went from an average of R$98.3 million in 2019 to R$123.4 million in 2020.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. Therefore, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, which can substantially impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price environment.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

HEDGE POSITION ON AUGUST 21, 2020

Harvest	Soybean			FX		
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD
19/20	141,782 ton	99.90%	9.62	USD 44,986	100.00%	4.06
20/21	18,000 ton	50.01%	9.08	USD 26,281	57.00%	5.12

(1) % of the volume of soybean locked in tons.

(2) % of estimated revenue in USD.

Balance Sheet

ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

At the Board of Directors' meeting held on August 27, 2020, and according to current corporate law and the Company's Bylaws, the Management proposed the following distribution of results for the fiscal year ended June 30, 2020:

R$ thousand	2020	2019
Net income	119,554	177,079
(-) Appropriation of the legal reserve (5% of net income)	(5,978)	(8,854)
Adjusted Net Income	**113,576**	**168,225**
(-) Minimum compulsory dividends - 25% of adjusted net income	(28,394)	(42,056)
(-) Proposed aditional dividends	(13,606)	(7,944)
Proposed Dividends	**(42,000)**	**(50,000)**
Appropriation of reserve for investment and expansion	**71,576**	**118,225**
Number of shares	**62,104,301**	**56,888,916**
(-) Treasury Shares	(2,761,820)	(3,086,748)
(=) Outstanding shares	59,342,481	53,802,168
Dividends per share (R$)	**0.71**	**0.93**

Such proposition will be submitted to the next Annual Shareholders' Meeting in October 2020.

NET ASSET VALUE – NAV

(R$ thousand)	June 30, 2020	
	Book	NAV
BrasilAgro's Equity	**1,121,569**	**1,121,569**
Properties appraisal[1]	-	1,747,080
(-) Balance Sheet - Land Value (Investment Properties)	-	(858,261)
NAV - Net Asset Value	**1,121,569**	**2,010,388**
Number of Shares Outstanding	62,104	62,104
NAV per share	**18.06**	**32.37**

(1) According to our Internal Appraisal, net of taxes

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents / Marketable Securities (R$ thousand)	06/30/2020	06/30/2019	Change
Cash and Cash equivalents	**171,045**	**106,627**	**60.4%**
Cash and Banks	29,950	25,614	16.9%
Repurchase agreements	15,446	12,632	22.3%
Bank deposit certificates	125,649	46,262	171.6%
Finance Lease bills	-	22,119	-100.0%
Marketable securities	**-**	**4,038**	**-100.0%**
Bank deposit certificates	-	3,983	-100.0%
Treasury financial bills	-	55	n.a.
Restricted Marketable securities	**5,044**	**9,114**	**-44.7%**
Banco do Nordeste (loan guarantees)	5,044	9,114	-44.7%
Total	**176,089**	**119,779**	**47.0%**

CLIENTS

(R$ thousand)	06/30/2020	06/30/2019	Change
Sugarcane Sales	30,031	27,623	8.7%
Grains Sales	36,777	36,546	0.6%
Cattle Raising Sales	636	1,210	-47.4%
Leases and Rents	4,868	6,954	-30.0%
Machinery Sales	918	121	658.7%
Farm Sales	73,678	41,351	78.2%
	146,908	**113,805**	**29.1%**
Provision for doubtful accounts	(1,216)	(1,159)	4.9%
Current total	**145,692**	**112,646**	**29.3%**
Machinery Sales	333	-	n.a.
Farm Sales	240,074	180,597	32.9%
Non-current total	**240,407**	**180,597**	**33.1%**

INVENTORIES

(R$ thousand)	06/30/2020	06/30/2019	Change
Soybean	68,975	54,581	26.4%
Corn	37,223	11,116	234.9%
Bean	3,279	-	n.a.
Cotton	3,500	4,349	-19.5%
Livestock	34,483	37,122	-7.1%
Other crops	340	255	33.3%
Agricultural Products	**147,800**	**107,423**	**37.6%**
Supplies	25,461	26,767	-4.9%
Total	**173,261**	**134,190**	**29.1%**

The Company ended the 2019/2020 Harvest with an inventory of 48,200 tons of soybean, 79,900 tons of corn, 1,100 tons of cotton, 2,500 tons of bean and 15,100 head of cattle. At the end of the 2018/2019 Harvest, the Company's inventory was 54,800 tons of soybean, 32,800 tons of corn and 21,000 head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

(R$ thousand)	06/30/2020	06/30/2019	Change
Soybean	68,975	54,581	26.4%
Corn	37,223	11,116	234.9%
Bean	3,279	-	n.a.
Cotton	3,500	4,349	-19.5%
Livestock	34,483	37,122	-7.1%
Other crops	340	255	33.3%
Agricultural Products	**147,800**	**107,423**	**37.6%**
Supplies	25,461	26,767	-4.9%
Total	**173,261**	**134,190**	**29.1%**

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	06/30/2020	06/30/2019	Change
Short term					
Financing for Agricultural Funding	Oct-20	Pre 1.80 + 100% of CDI rate	13,334	38,588	-65.4%
Financing for Agricultural Funding (Guarani)	Jan-21	Pre 7.00 to 8.50	36,049	18,364	96.3%
Financing of Projeto Bahia	Sep-20	Pre 6.50 and 7.50	231	6,243	-96.3%
Financing of Working Capital	Jan-21	Pre 2.00 + 100% of CDI rate	77,516	-	n.a.
Machinery and Equipment Financing	Sep-20	Pre 7.22	230	1,431	-83.9%
Sugarcane Financing	Aug-20	Pre 6.14 to 6.76	41,469	1,401	n.a.
Debentures	Oct-20	106.50 and 110.00 of CDI rate	48,445	10,581	357.8%
			217,274	76,608	183.6%
Long term					
Financing of Agricultural Costs	Aug-24	Pre 7.64	156,097	-	n.a.
Financing of Projeto Bahia	Aug-23	Pre 3.50	10,023	22,291	-55.0%
Machinery and Equipment Financing	Jun-24	TJLP + 3.73 Pre 8.50 to 10.50	-	4,111	n.a.
Sugarcane Financing	Sep-26	Pre 6.14 to 6.76	31,821	42,081	-24.4%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	98,898	140,762	-29.7%
			296,839	209,245	41.9%
Total			**514,113**	**285,853**	**79.9%**

On June 30, 2020, and June 30, 2019, the balances of loans and financing were R$514.1 million and R$285.9 million, respectively. The payment of interest and principal totaled R$230.0 million in 2020.

During the period, R$301.0 million were also disbursed to finance the cost of sugarcane, soybean, corn and cotton operations.

The average cost of debt is 4.7% p.a., with an average maturity of 1.3 years.

FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right of use of the asset measured at the amount equivalent to the lease liability, calculated at present value based on the lessee's incremental borrowing rate on the transition date, classified as financial leases.

Therefore, the value of the right of use Asset and its equivalent value in the lease Liability are now calculated at present value. Asset values, after being marked to market, will be monthly recognized in the cost of production account, according to the respective fraction of each contract, and also updated by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company's main contracts subject to IFRS 16 refer to agricultural partnership and land lease operations, in addition to other less relevant contracts related to vehicle, property and machinery leases.

Liabilities will be recognized whenever there is an effective lease payment, in addition to periodic updating by the variation of the soybean or sugarcane bag and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see the Notes in the Interim Financial Information.

(R$ thousand)	Nature	06/30/2020	06/30/2019	Change
Short Term				
Sugarcane Finance Leasing	Partnership III	287	254	13.0%
Operating Leases	-	25,562	26,249	-2.6%
		25,849	26,503	-2.5%
Long Term				
Sugarcane Finance Leasing	Partnership IV	34,011	20,943	62.4%
Operating Leases	-	92,503	-	n.a.
		126,514	20,943	n.a.
Total		**152,363**	**47,446**	**221.1%**

(R$ thousand)	06/30/2019	IFRS 16 Initial Adoption	Exchange Variation	Updates	Payment	New contracts	06/30/2020	Change
Sugarcane Finance Leasing - Partnership III	254	-	-	33	-	-	287	-11.5%
Sugarcane Finance Leasing - Partnership IV	20,943	-	-	13,068	-	-	34,011	-38.4%
Operating Leases	7,156	-	-	-	(13,006)	5,850	-	n.a.
Operating Leases - IFRS 16	19,093	92,794	307	13,912	(37,007)	28,966	118,065	-83.8%
Total	**47,446**	**92,794**	**307**	**27,013**	**(50,013)**	**34,816**	**152,363**	**-68.9%**

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	410,561	39,658	78,832	19,666	548,717
In June 30, 2019					
Acquisitions	24,861	197	445	16,029	41,532
Acquisitions - Merger of Agrifirma	197,710	7,906	-	-	205,616
Reductions	(4,199)	(301)	(1,559)	-	(6,059)
(-) Depreciation/ Amortization	-	(1,830)	(8,257)	-	(10,087)
Cumulative Translation Adjustment	57,118	4,896	22,544	(6,016)	78,542
In June 30, 2020	**686,051**	**50,526**	**92,005**	**29,679**	**858,261**

The "Acquisition – Merger of Agrifirma into the Company" line highlights the additions to Properties for Investment arising from the transaction concluded in January 2020.

DEPRECIATION – AREA OPENING

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Maintenance	(1,246)	(890)	40.0%	(3,522)	(2,460)	43.2%
Opening[1]	(1,414)	(1,153)	22.7%	(4,735)	(4,009)	18.1%
Total	**(2,660)**	**(2,043)**	**30.2%**	**(8,257)**	**(6,469)**	**27.6%**

(1) During the 2018/2019 haverst year the opening depreciation rate was adjusted

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	111	13,774	11,022	1,044	-	81,901	107,852
In June 30, 2019							
Acquisitions	-	1,391	2,519	238	96	20,508	24,752
Acquisitions - Merger of Agrifirma	-	-	14,279	1,356	-	-	15,635
Reductions	-	(115)	(4,968)	(10)	-	-	(5,093)
Transfers	108	92	-	-	(96)	(104)	-
(-) Depreciation / Amortization	(47)	(1,817)	(5,294)	(235)	-	(20,740)	(28,133)
Cumulative Translation Adjustment	-	87	776	49	-	-	912
In June 30, 2020	**172**	**13,412**	**18,334**	**2,442**	**-**	**81,565**	**115,925**

05 SOCIAL RESPONSIBILITY

Being an environmentally and socially responsible company is a non-negotiable value for BrasilAgro. We work for the sustainability of the entire agricultural chain and aim to mitigate and minimize all negative environmental impacts, always guided by transparent relationships with all our stakeholders. Additionally, our shares are listed in the highest level of corporate governance trading segment of B3, and also on the NYSE, fulfilling all requirements to comply with the Sarbanes-Oxley Act in the United States. Our past sustainability reports were prepared within the standards of the Global Reporting Initiative to ensure that investors and other stakeholders are aware of all of the Company's practices and their respective impacts on society and the environment.

Internally, in addition to prioritizing preservation and environment conservation guidelines before starting any operation, we encourage our employees to engage in the Protected Areas Conservation Program, Waste Management, Recycling, Effluent Treatment, Water Monitoring and Area Recovery programs, involving them in all the opportunities available in supported projects, and we also host an annual event, called the Environment Day, to disclose the Company's actions and raise awareness on each individual's duty to contribute.

Due to the Covid-19 pandemicduring the months of May, June and July 2020, BrasilAgro also donated5.6 tons of food, 200 cleaning kits, 225 liters of alcohol and 1600 masks to benefit the families residing in the vicinity of its Farms. These actions mobilized 40 employees and 14 organizations to assist more than 5,000 people in poorly urbanized communities.

The institutions supported during the 2019/2020 harvest were:

AMIGOS DO BEM

Amigos do Bem provides support to communities in the dry regions of the northeast region of Brazil, with several educational and sustainable projects that aim to transform people's lives, providing everything from basic survival goods to opportunities of generating income from the cultivation of cashew nuts and craft work. 75,000 people are served every month in the states of Alagoas, Ceará and Pernambuco.

BrasilAgro pays an agricultural technician to monitor and improve cashew crops in Pernambuco and Ceará, and provides support, through its environmental team, to help with irrigation projects, obtaining environmental licenses and registration from the Rural Environmental Registry. The institution trained 27 workers from July 2019 to June 2020.

ASSOCIAÇÃO PRECAVI

Associação PRECAVI (which stands for Preparing Children and Adolescents for Life) is an educational and cultural center that supports socially vulnerable children with human, citizen and ethical education. The Company sponsors sports activities for children and youth, through the Espoente (Sport and Environment) Project in Fortaleza dos Nogueiras, in the state of Maranhão, nearby one of our farms. Funds are used to pay educator salaries and charges, sports equipment (uniforms, soccer cleats, whistles, vests, nets for the goalpost), food and championship expenses. The project served 106 children from July 2019 to June 2020.

During the harvest period ended on June 30, 2020, the Company also invested in renovations of schools nearby its farms in order to benefit the community where it operates. The objective is that new generations gain access to education through dignified and favorable conditions:


Unidade Escolar
BANDEIRANTES

UNIDADE ESCOLAR BANDEIRANTES (SÃO RAIMUNDO DAS MANGABEIRAS – MA)

The Company built and delivered a new furnished school to substitute the previously inadequate public school located in this municipality in the state of Maranhão.

ESCUELA SANTA TERESITA II (MARISCAL ESTIGARRIBIA - PARAGUAI)

We sponsored the construction of a cafeteria at the Escuela Santa Teresita II school, directly benefiting 327 children. We also sponsored an inauguration event with community members to mark the celebration.



06 CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share Performance

On August 27, 2020, BrasilAgro's shares (AGRO3) were traded at R$21.09, resulting in a market cap of R$1.3 billion, while its ADRs (LND) were traded at US$3.76.


AGRO3 x Ibovespa
(base 100 = 06/28/2019)
150
140
130
120
110
100
90
80
70
60
Jun-19
Jul-19
Jul-19
Aug-19
Aug-19
Sep-19
Sep-19
Oct-19
Oct-19
Nov-19
Nov-19
Dec-19
Dec-19
Jan-20
Jan-20
Feb-20
Feb-20
Mar-20
Mar-20
Apr-20
Apr-20
May-20
May-20
Jun-20
Jun-20
AGRO3
Ibovespa

HIGHLIGHTS - AGRO3	2020	2019
Average Daily Trade Volume (R$)	2,217,723	810,171
Maximum (R$ per share)	21.47	16.65
Mininum (R$ per share)	13.80	12.74
Average (R$ per share)	17.83	14.90
Closing Quote (R$ per share)	20.96	16.60
Variation in the period (%)	32.34%	29.79%

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial results and growth are merely projections, and, as such, are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

07 WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

08 INCOME STATEMENT

(R$ thousand)	4Q20	4Q19	Change	2020	2019	Change
Revenues from Farm Sales	47,440	47,017	1%	71,492	177,222	-60%
Revenues from grains	96,597	99,115	-3%	237,904	175,000	36%
Revenues from cotton	177	-	n.a.	13,104	-	n.a.
Revenues from sugarcane	42,842	44,350	-3%	192,943	163,114	18%
Revenues from cattle raising	12,605	5,754	119%	33,609	16,974	98%
Revenues from farm leasing	8,574	3,938	118%	18,127	9,598	89%
Other revenues	484	44	n.a.	1,658	1,086	53%
Deductions from gross revenue	(2,812)	(1,958)	44%	(9,777)	(7,862)	24%
Net Sales Revenue	**205,907**	**198,260**	**4%**	**559,060**	**535,132**	**4%**
Change in fair value of biological assets and agricultural products	40,650	1,946	n.a.	160,371	56,718	183%
Impairment	(3,042)	(1,604)	90%	(4,153)	(2,040)	104%
Net Revenue	**243,515**	**198,602**	**23%**	**715,278**	**589,810**	**21%**
Cost of Farm Sale	(6,716)	(10,466)	-36%	(10,072)	(34,410)	-71%
Cost of agricultural products sale	(174,208)	(146,503)	19%	(483,813)	(319,214)	52%
Gross Profit	**62,591**	**41,633**	**50%**	**221,393**	**236,186**	**-6%**
Selling Expenses	**(9,154)**	**(4,438)**	**106%**	**(14,300)**	**(10,536)**	**36%**
General and Administrative Expenses	**(15,894)**	**(14,274)**	**11%**	**(43,890)**	**(38,812)**	**13%**
Depreciation and Amortization	(446)	(152)	193%	(1,512)	(584)	159%
Personnel expenses	(12,077)	(11,962)	1%	(30,681)	(28,679)	7%
Expenses with services providers	(1,701)	(418)	307%	(5,593)	(3,449)	62%
Leases and Rents	43	(173)	n.a.	(175)	(803)	-78%
Others expenses	(1,713)	(1,569)	9%	(5,929)	(5,297)	12%
Other operating income/expenses, net	**3,278**	**(507)**	**n.a.**	**1,231**	**(1,064)**	**n.a.**
Equity pick up	**(61)**	**(42)**	**45%**	**(150)**	**1,102**	**n.a.**
Financial result	**(5,842)**	**14,763**	**n.a.**	**(30,755)**	**12,922**	**n.a.**
Financial income	111,148	62,930	77%	375,413	310,538	21%
Interest on Financial Investments	1,449	707	105%	5,396	5,507	-2%
Interest on assets	1,439	270	433%	3,619	622	482%
Foreign exchange variations	5,423	719	n.a.	14,038	17,110	-18%
Income from leasings' present value adjustment	14,409	7,473	93%	15,246	16,843	-9%
Income from receivables from farm sales' present value adjustment	19,751	32,523	-39%	130,915	156,156	-16%
Realized results with derivatives	17,579	8,593	105%	50,484	55,611	-9%
Unrealized results with derivatives	51,098	12,645	304%	155,715	58,689	165%
Financial expenses	(116,990)	(48,167)	143%	(406,168)	(297,616)	36%
Interest expenses	(694)	(46)	n.a.	(1,456)	(294)	395%
Bank charges	(484)	(273)	77%	(706)	(1,334)	-47%
Interest on liabilities	(7,769)	(3,567)	118%	(25,248)	(18,171)	39%
Foreign exchange variations	(7,456)	(1,245)	499%	(15,765)	(17,724)	-11%
Expense from leasings' present value adjustment	(1,945)	(952)	104%	(36,013)	(19,309)	87%
Expense from receivables from farm sales' present value adjustment	(19,002)	(23,315)	-18%	(72,613)	(142,167)	-49%
Realized results with derivatives	(17,026)	(5,214)	227%	(91,196)	(35,453)	157%
Unrealized results with derivatives	(62,614)	(13,555)	362%	(163,171)	(63,164)	158%
Profit (loss) before income and social contribution taxes	**34,918**	**37,135**	**-6%**	**133,529**	**199,798**	**-33%**
Income and social contribution taxes	(967)	(132)	n.a.	(13,975)	(22,719)	-38%
Profit (loss) for the period	**33,951**	**37,003**	**-8%**	**119,554**	**177,079**	**-32%**
Outstanding shares at the end of the period	62,104,301	56,888,916	9%	62,104,301	56,888,916	**9%**
Basic earnings (loss) per share - R$	**0.55**	**0.65**	**-16%**	**1.93**	**3.11**	**-38%**

09 BALANCE SHEET - ASSETS

Assets (R$ thousand)	06/30/2020	06/30/2019	Change
Current assets			
Cash and Cash equivalents	171,045	106,627	60%
Marketable securities	-	4,038	n.a.
Derivative financial instruments	7,180	5,906	22%
Trade accounts receivable	183,350	125,320	46%
Inventories	138,778	97,068	43%
Biologial assets	115,553	99,881	16%
Transactions with related parties	701	1,987	-65%
Long term assets held for sale	25,857	-	n.a.
	642,464	440,827	45.7%
Non-current assets			
Biological assets	25,444	23,235	10%
Marketable securities	5,044	9,114	-45%
Derivative financial instruments	1,746	1,013	72%
Diferred taxes	23,282	20,510	14%
Accounts receivable and other credits	262,387	203,533	29%
Investment properties	858,261	548,717	56%
Investments	5,742	1,256	n.a.
Property, plant and equipment	115,925	107,852	7%
Intangible assets	1,469	1,557	-6%
Using rights	101,093	-	n.a.
	1,401,904	916,787	52.9%
Total assets	2,044,368	1,357,614	50.6%

10 BALANCE SHEET - LIABILITIES

Liabilities (R$ thousand)	06/30/2020	06/30/2019	Change
Current liabilities			
Trade accounts payable and other obligations	111,170	92,954	20%
Loans, financing and debentures	217,274	76,608	184%
Labor obligations	19,600	17,093	15%
Derivative financial instruments	18,333	11,055	66%
Other liabilities	5,017	-	n.a.
Transactions with related parties	2,849	2,405	18%
Lease liabilities	25,849	26,503	-2%
	400,092	226,618	76.5%
Non-current liabilities			
Trade accounts payable and other obligations	28,002	19,451	44%
Loans, financing and debentures	296,839	209,245	42%
Diferred taxes	34,031	-	n.a.
Lease liabilities	126,514	20,943	504%
Derivative financial instruments	1,462	-	n.a.
Provision for legal claims	1,485	824	80%
Other liabilities	34,374	-	n.a.
	522,707	250,463	108.7%
Total liabilities	922,799	477,081	93.4%
Equity			
Share Capital	699,811	584,224	20%
Capital reserves	(34,292)	3,645	n.a.
Treasury shares	(31,501)	(35,208)	-11%
Profits reserves	358,606	281,052	28%
Proposed additional dividends	13,606	7,944	n.a.
Comprehensive Income	115,339	38,876	197%
Total equity	1,121,569	880,533	27.4%
Total liabilities and equity	2,044,368	1,357,614	50.6%

11 CASH FLOW

(R$ thousand)	2020	2019	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	119,554	177,079	-32%
Adjustments to reconcile net income			
Depreciation and amortization	60,249	23,078	161%
Farm Sales Gain	(61,420)	(142,812)	-57%
Residual value of fixed and intangible assets	3,089	433	613%
Written-off in investment properties	600	-	n.a.
Equity Pickup	150	(1,102)	n.a.
Gain unrealized results with derivatives (Net)	7,456	4,475	67%
Exchange rate, monetary and financial charges (Net)	42,276	15,416	174%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(57,327)	(13,989)	310%
Share based Incentive Plan ("ILPA")	1,510	1,648	-8%
Income and social contribution taxes	3,528	12,232	-71%
Fair value of biological assets and agricultural products and depletion of harvest	(160,371)	(56,718)	183%
Provision (Reversal) of impairment of agricultural products after harvest	4,153	2,040	104%
Allowance for doubtful accounts	(2,440)	(530)	360%
Provisions for lawsuits	601	(383)	n.a.
	(38,392)	**20,867**	**n.a.**
Changes in the Short Term Operating Capital			
Trade accounts receivable	50,692	3,401	n.a.
Inventories	(43,268)	(31,094)	39%
Biological Assets	157,355	34,627	354%
Recoverable Taxes	3,829	536	n.a.
Derivative Transactions	3,893	19,308	-80%
Other assets	(21,210)	316	n.a.
Suppliers	(35,698)	13,595	n.a.
Related parties	(440)	276	n.a.
Taxes payable	31,146	3,157	n.a.
Income tax and social contribution	-	(413)	n.a.
Labor obligations	(2,704)	2,804	n.a.
Advance from customers	(212)	(15,500)	-99%
Lease liabilities	(42,688)	-	n.a.
Other obligations	6,721	(542)	n.a.
Net Cash generated by (used in) operating activities	**69,024**	**51,338**	**34%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(25,087)	(43,670)	-43%
Additions to property for investments	(24,173)	(28,211)	-14%
Redemption of (investment in) marketable securities	7,483	21,737	-66%
Reduction (increase) of Investment and Participation	-	(49)	n.a.
Cash from business combination	1,071	-	n.a.
Equity and investments acquisition	(4,127)	-	n.a.
Receivables from farm sale	15,538	28,927	-46%
Net Cash generated by (used in) investment activities	**(29,295)**	**(21,266)**	**38%**
CASH FLOW OF FINANCING ACTIVITIES			
Payment of Acquisition of Farms	(2,578)	-	n.a.
Raising of Loans and financing	301,009	90,594	232%
Interest from Loans and Financing	(86,013)	(4,037)	n.a.
Payment of loans and financing	(143,967)	(73,178)	97%
Dividends paid	(50,000)	(41,000)	22%
Generated (provided) net cash by financing activities	**18,451**	**(27,621)**	**n.a.**
Increase (decrease) in cash and cash equivalents	**58,180**	**2,451**	**n.a.**
FX Variation in cash and cash equivalents	**6,238**	**(138)**	**n.a.**
Cash and cash equivalents initial balance	106,627	104,314	2%
Cash and cash equivalents final balance	171,045	106,627	60%
	64,418	**2,313**	**n.a.**